Filed Pursuant to Rule 433

Registration No. 333-233119

Pricing Term Sheet

January 11, 2022

Issuer:	American Honda Finance Corporation

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A3 (stable outlook) Standard & Poor’s Ratings Services: A- (stable outlook)

CUSIP/ISIN:	02665WEB3 / US02665WEB37

Trade Date:	January 11, 2022

Original Issue Date:	January 13, 2022 (T+2)

Stated Maturity Date:	January 12, 2029

Principal Amount:	$650,000,000

Benchmark Treasury:	UST 1.375% due December 31, 2028

Benchmark Treasury Yield:	1.685%

Spread to Benchmark Treasury:	+60 bps

Yield to Maturity:	2.285%

Price to Public:	99.775%

Commission:	0.400%

Net Proceeds to Issuer:	99.375% / $645,937,500

Interest Rate:	2.250% per annum, accruing from January 13, 2022

Interest Payment Frequency:	Semi-annual

Interest Payment Dates:	Each January 12 and July 12, beginning on July 12, 2022 (short first coupon), and at Maturity

Day Count Convention:	30/360

Business Day Convention:	Following (unadjusted); if any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent:	Deutsche Bank Trust Company Americas

Optional Redemption:

T+10 bps

The Notes will be redeemable before their maturity, in whole or in part, at the Issuer’s option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of such Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with the Issuer.

“Reference Treasury Dealer” means each of BofA Securities, Inc., Mizuho Securities USA LLC, a primary U.S. Government securities dealer selected by SMBC Nikko Securities America, Inc. and a primary U.S. Government securities dealer selected by U.S. Bancorp Investments, Inc., or their respective affiliates, and one other primary U.S. Government securities dealer selected by the Issuer; provided, however, that if any of the foregoing or their affiliates ceases to be a primary U.S. Government securities dealer in the United States, the Issuer will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not more than 60 nor less than 30 days before the redemption date to each holder of Notes to be redeemed. Unless the Issuer defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Business Days:	New York

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. MUFG Securities Americas Inc. SG Americas Securities, LLC

DTC Number:	2396

*	A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

This term sheet supplements the prospectus supplement dated August 8, 2019 and the related prospectus dated August 8, 2019; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Mizuho Securities USA LLC toll-free at 1-866-271-7403, SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Notice to Prospective Investors in Switzerland

This term sheet and the accompanying prospectus supplement and prospectus are not intended to constitute an offer or solicitation to purchase or invest in the Notes. The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this term sheet nor the accompanying prospectus supplement and prospectus, nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this term sheet nor the accompanying prospectus supplement and prospectus nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the European Economic Area

None of this term sheet, the applicable pricing supplement or the accompanying prospectus supplement and prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”). This term sheet, the applicable pricing supplement and the accompanying prospectus supplement and prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“EEA Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this term sheet, the applicable pricing supplement and the accompanying prospectus supplement and prospectus may only do so with respect to EEA Qualified Investors. Neither the Issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes other than to EEA Qualified Investors.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Prospective Investors in the United Kingdom

None of this term sheet, the applicable pricing supplement or the accompanying prospectus supplement and prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “EUWA”) (the “UK Prospectus Regulation”). This term sheet, the applicable pricing supplement and the accompanying prospectus supplement and prospectus have been prepared on the basis that any offer of notes in the United Kingdom will only be made to a legal entity which is a qualified investor under the UK Prospectus Regulation (“UK Qualified Investors”). Accordingly any person making or intending to make an offer in the United Kingdom of Notes which are the subject of the offering contemplated in term sheet, the applicable pricing supplement and the accompanying prospectus supplement and prospectus may only do so with respect to UK Qualified Investors. Neither AHFC nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes other than to UK Qualified Investors.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The communication of this term sheet, the applicable pricing supplement, the accompanying prospectus supplement and prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this term sheet, the applicable pricing supplement and the accompanying prospectus supplement and prospectus relate will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet, the applicable pricing supplement or the accompanying prospectus supplement and prospectus or any of their contents.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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